FINANCIAL SUMMARY


                              FY2006 First Quarter
                      (April 1, 2005 through June 30, 2005)




        English translation from the original Japanese-language document



















                            TOYOTA MOTOR CORPORATION

    Note: This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                                BUSINESS RESULTS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

 1. Summary of Consolidated Financial Results of FY2006 First Quarter

    Financial Results

        Domestic vehicle sales increased by 12 thousand units, or 2.2%, to 550 thousand units in FY2006 first quarter (the three-month period from April 1, 2005 to June 30, 2005) compared with FY2005 first quarter (the three-month period from April 1, 2004 to June 30, 2004). This increase is mainly due to the preferable sales of the new Vitz, which was fully redesigned in February 2005, under circumstance where the overall market expanded than in FY2005 first quarter. As a result, the market share of Toyota brand vehicles excluding mini-vehicles was 45.0%. Including Daihatsu and Hino brand vehicles, Toyota's share including mini-vehicles was 41.1% and therefore, Toyota kept its high-level market shares. Meanwhile, overseas vehicle sales increased by 145 thousand units, or 11.6%, to 1,398 thousand units in FY2006 first quarter compared with FY2005 first quarter, due to increased vehicle units sold in all regions, particularly in North America. As a result, total vehicle sales in Japan and overseas increased by 157 thousand units, or 8.8%, to 1,948 thousand units in FY2006 first quarter compared with FY2005 first quarter.

    Net revenues increased by 471.4 billion yen, or 10.5%, to 4,981.7 billion yen in FY2006 first quarter compared with FY2005 first quarter, while operating income decreased by 43.5 billion yen, or 9.7%, to 405.1 billion yen in FY2006 first quarter compared with FY2005 first quarter. Among the factors contributing to the increase in operating income totaling 60.0 billion yen, cost reduction efforts accounted for 30.0 billion yen and marketing efforts accounted for 30.0 billion yen. On the other hand, factors resulting in the decrease in operating income totaling 103.5 billion yen primarily included the effects of changes in exchange rates of 10.0 billion yen, a decrease in the gains recognized on transfer of the substitutional portion of the employee pension fund to the government of 6.7 billion yen, and an increase in R&D expenses and other expenses of 86.8 billion yen. Income before income taxes, minority interest and equity in earnings of affiliated companies decreased by 48.6 billion yen, or 10.3%, to 421.8 billion yen in FY2006 first quarter compared with FY2005 first quarter. Net income decreased by 19.8 billion yen, or 6.9 %, to 266.8 billion yen in FY2006 first quarter compared with FY2005 first quarter.


                                 Consolidated 1

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Results of FY2006 First Quarter by Segment

   (1) Segment Operating Results

       Automotive:
             Net revenues for the automotive operations increased by 420.8 billion yen, or 10.0%, to 4,620.6 billion yen in FY2006 first quarter compared with FY2005 first quarter, while operating income decreased by
        37.0 billion yen, or 9.1%, to 366.8 billion yen in FY2006 first quarter compared with FY2005 first quarter. The decrease in operating income was mainly due to an increase in R&D expenses, the effects of changes in exchange rates, and a decrease in the gains recognized on transfer of the substitutional portion of the employee pension fund to the government, partially offset by increases in both production volume and vehicle units sold and the effects of cost reduction efforts.

       Financial services:
             Net revenues for the financial services operations increased by
        36.5 billion yen, or 20.2%, to 217.4 billion yen in FY2006 first quarter compared with FY2005 first quarter, while operating income decreased by
        6.5 billion yen, or 13.9%, to 39.7 billion yen in FY2006 first quarter compared with FY2005 first quarter. The decrease in operating income was mainly due to the valuation losses on interest rate swaps stated at fair value by sales financing subsidiaries in the United States of America in accordance with the Statement of Financial Accounting Standards (FAS) No.133 as amended by several related pronouncements including FAS No.138, partially offset by solid performance as a result of an increase in financing volume.

       All other:
             Net revenues for all other businesses increased by 28.7 billion yen, or 14.0%, to 234.4 billion yen in FY2006 first quarter compared with FY2005 first quarter, and operating income was 1.5 billion yen in FY2006 first quarter, remaining the same level as FY2005 first quarter.

   (2) Geographic Information

       Japan:
             Net revenues in Japan increased by 134.4 billion yen, or 4.7%, to 2,992.0 billion yen in FY2006 first quarter compared with FY2005 first quarter, while operating income decreased by 64.6 billion yen, or 25.5%, to 188.4 billion yen in FY2006 first quarter compared with FY2005 first quarter. The decrease in operating income was mainly due to an increase in R&D expenses, the effects of changes in exchange rates, and a decrease in the gains recognized on transfer of the substitutional portion of the employee pension fund to the government, partially offset by increases in both production volume and vehicle units sold and the effects of cost reduction efforts.

       North America:
             Net revenues in North America increased by 209.6 billion yen, or 12.9%, to 1,835.7 billion yen in FY2006 first quarter compared with FY2005 first quarter, and operating income increased by 8.0 billion yen, or 6.2%, to 137.8 billion yen in FY2006 first quarter compared with FY2005 first quarter. The increase in operating income was mainly due to solid performance as a result of increases in both local production volume and vehicle units sold, as well as cost reduction efforts, partially offset by the valuation losses on interest rate swaps stated at fair value by sales financing subsidiaries in the United States of America in accordance with FAS No.133 as amended by several related pronouncements including FAS No.138.

       Europe:
             Net revenues in Europe increased by 82.1 billion yen, or 13.9%, to
        673.1 billion yen in FY2006 first quarter compared with FY2005 first quarter, while operating income decreased by 14.2 billion yen, or 45.8%, to 16.7 billion yen in FY2006 first quarter compared with FY2005 first quarter. The decrease in operating income was mainly due to increases in various expenses, partially offset by increases in both local production volume and vehicle units sold.

       Asia:
             Net revenues in Asia increased by 118.8 billion yen, or 30.6%, to
        507.1 billion yen in FY2006 first quarter compared with FY2005 first quarter, and operating income increased by 15.4 billion yen, or 63.2%, to 39.8 billion yen in FY2006 first quarter compared with FY2005 first quarter. The increase in operating income was mainly due to substantial increases in both local production volume and vehicle units sold as a result of favorable sales of the IMV series vehicles.

       Others:
             Net revenues in other markets increased by 81.3 billion yen, or 28.8%, to 363.4 billion yen in FY2006 first quarter compared with FY2005 first quarter, and operating income increased by 3.7 billion yen, or 27.3%, to 17.0 billion yen in FY2006 first quarter compared with FY2005 first quarter. The increase in operating income was mainly due to increases in both local production volume and vehicle units sold primarily in Central and South America.


                                 Consolidated 2

                       CONSOLIDATED PRODUCTION AND SALES

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production

                                                                                                                (Units)
     -----------------------------------------========================-------------------------------------------------
                                                FY2006 first quarter       FY2005 first quarter
                                                 (April 2005 through       (April 2004 through            Increase
                                                     June 2005)                 June 2004)               (Decrease)
     ------------------------------------------------------------------------------------------------------------------
                               Japan                        1,123,328                  1,076,607                46,721
                -------------------------------------------------------------------------------------------------------
                            North America                     319,691                    297,084                22,607
                     --------------------------------------------------------------------------------------------------
                                Europe                        157,372                    145,779                11,593
                     --------------------------------------------------------------------------------------------------
     Vehicles                    Asia                         204,766                    149,639                55,127
       (new)         --------------------------------------------------------------------------------------------------
                                Others                         86,938                     74,893                12,045
                     --------------------------------------------------------------------------------------------------
                            Overseas total                    768,767                    667,395               101,372
                -------------------------------------------------------------------------------------------------------
                               Total                        1,892,095                  1,744,002               148,093
     ------------------------------------------------------------------------------------------------------------------
                     Houses (Japan)                             1,036                        929                   107
     -----------------------------------------========================-------------------------------------------------

     Note: The total production of vehicles (new) includes 189,286 units of Daihatsu brand vehicles (including OEM production) in FY2006 first quarter and 174,362 units in FY2005 first quarter, and 23,322 units of Hino brand vehicles (including OEM production) in FY2006 first quarter and 22,589 units in FY2005 first quarter.


     2. Sales (by destination)

                                                                                                                (Units)
     -----------------------------------------========================-------------------------------------------------
                                                FY2006 first quarter      FY2005 first quarter            Increase
                                                 (April 2005 through       (April 2004 through           (Decrease)
                                                     June 2005)                June 2004)
     ------------------------------------------------------------------------------------------------------------------
                               Japan                          550,347                    538,265                12,082
                --------------------------------------------------------------------------------------------------------
                            North America                     641,248                    572,046                69,202
                     --------------------------------------------------------------------------------------------------
                                Europe                        256,143                    247,816                 8,327
                     --------------------------------------------------------------------------------------------------
     Vehicles                    Asia                         228,513                    201,714                26,799
       (new)         --------------------------------------------------------------------------------------------------
                                Others                        272,605                    232,127                40,478
                     --------------------------------------------------------------------------------------------------
                            Overseas total                  1,398,509                  1,253,703               144,806
                --------------------------------------------------------------------------------------------------------
                               Total                        1,948,856                  1,791,968               156,888
     ------------------------------------------------------------------------------------------------------------------
                     Houses (Japan)                               919                        848                    71
     -----------------------------------------========================-------------------------------------------------

     Note: The total sales of vehicles (new) include 174,116 units of Daihatsu brand vehicles in FY2006 first quarter and 161,610 units in FY2005 first quarter and 22,304 units of Hino brand vehicles in FY2006 first quarter and 21,655 units in FY2005 first quarter.


                                 Consolidated 3

                        CONSOLIDATED STATEMENTS OF INCOME

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                        (Amounts are rounded to the nearest million yen)
     --------------------------------------------======================-------------------------------------------------
                                                  FY2006 first quarter     FY2005 first quarter           Increase
                                                   (April 2005 through      (April 2004 through          (Decrease)
                                                       June 2005)               June 2004)
     -------------------------------------------------------------------------------------------------------------------

     Net revenues:                                            4,981,785                4,510,316               471,469

        Sales of products                                     4,768,971                4,334,364               434,607

        Financing operations                                    212,814                  175,952                36,862

     Costs and expenses:                                      4,576,657                4,061,696               514,961

        Cost of products sold                                 3,878,087                3,463,780               414,307

        Cost of financing operations                            127,985                   84,011                43,974

        Selling, general and administrative                     570,585                  513,905                56,680

     Operating income                                           405,128                  448,620               (43,492)

     Other income (expense):                                     16,732                   21,809                (5,077)

        Interest and dividend income                             24,355                   16,999                 7,356

        Interest expense                                         (4,129)                  (3,352)                 (777)

        Other income, net                                        (3,494)                   8,162               (11,656)

     Income before income taxes, minority
        interest and equity in earnings of
        affiliated companies                                    421,860                  470,429               (48,569)

     Provision for income taxes                                 174,968                  202,307               (27,339)

     Income before minority interest and equity                 246,892                  268,122               (21,230)
        in earnings of affiliated companies

     Minority interest in consolidated                          (15,617)                 (16,298)                  681
        subsidiaries

     Equity in earnings of affiliated companies                  35,624                   34,793                   831

     Net income                                                 266,899                  286,617               (19,718)
     --------------------------------------------======================-------------------------------------------------

                                                                                                                  (Yen)
     --------------------------------------------======================-------------------------------------------------
     Net income per share - Basic                                 81.80                    86.24                 (4.44)

     Net income per share - Diluted                               81.79                    86.22                 (4.43)
     --------------------------------------------======================-------------------------------------------------


                                 Consolidated 4

                           CONSOLIDATED BALANCE SHEETS

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                    (Amounts are rounded to the nearest million yen)
     --------------------------------------------======================-------------------------------------------------
                                                  FY2006 first quarter             FY2005                Increase
                                                  (As of June 30, 2005)    (As of March 31, 2005)       (Decrease)
     -------------------------------------------------------------------------------------------------------------------
                        Assets

     Current assets:                                          9,611,568                9,440,105               171,463

        Cash and cash equivalents                             1,672,492                1,483,753               188,739

        Time deposits                                            58,633                   63,609                (4,976)

        Marketable securities                                   440,153                  543,124              (102,971)

        Trade accounts and notes receivable, less             1,427,076                1,616,341              (189,265)
          allowance for doubtful accounts

        Finance receivables, net                              3,147,413                3,010,135               137,278

        Other receivables                                       460,490                  438,676                21,814

        Inventories                                           1,386,647                1,306,709                79,938

        Deferred income taxes                                   476,332                  475,764                   568

        Prepaid expenses and other current assets               542,332                  501,994                40,338

     Noncurrent finance receivables, net                      4,211,376                3,976,941               234,435

     Investments and other assets                             5,256,035                5,122,371               133,664

     Property, plant and equipment:                           6,024,648                5,795,594               229,054

        Land                                                  1,194,004                1,182,768                11,236

        Buildings                                             2,982,221                2,935,274                46,947

        Machinery and equipment                               7,881,611                7,897,509               (15,898)

        Vehicles and equipment on operating leases            2,013,859                1,828,697               185,162

        Construction in progress                                267,469                  214,781                52,688

        Less - Accumulated depreciation                      (8,314,516)              (8,263,435)              (51,081)
     -------------------------------------------------------------------------------------------------------------------
                     Total assets                            25,103,627               24,335,011               768,616
     --------------------------------------------======================-------------------------------------------------


                                 Consolidated 5

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                        (Amounts are rounded to the nearest million yen)
     --------------------------------------------======================-------------------------------------------------
                                                  FY2006 first quarter            FY2005                  Increase
                                                  (As of June 30, 2005)   (As of March 31, 2005)         (Decrease)
     -------------------------------------------------------------------------------------------------------------------
                    Liabilities

     Current liabilities:                                     8,695,138                8,227,206               467,932

        Short-term borrowings                                 2,728,847                2,381,827               347,020

        Current portion of long-term debt                     1,253,859                1,150,920               102,939

        Accounts payable                                      1,771,313                1,856,799               (85,486)

        Other payables                                          679,932                  693,041               (13,109)

        Accrued expenses                                      1,411,294                1,289,373               121,921

        Income taxes payable                                    219,415                  292,835               (73,420)

        Other current liabilities                               630,478                  562,411                68,067

     Long-term liabilities:                                   6,727,566                6,557,926               169,640

        Long-term debt                                        5,195,039                5,014,925               180,114

        Accrued pension and severance costs                     645,210                  646,989                (1,779)

        Deferred income taxes                                   822,102                  811,670                10,432

        Other long-term liabilities                              65,215                   84,342               (19,127)

                   Total liabilities                         15,422,704               14,785,132               637,572


           Minority interest in consolidated                    513,323                  504,929                 8,394
                     subsidiaries


                 Shareholders' equity

        Common stock                                            397,050                  397,050                     -

        Additional paid-in capital                              495,689                  495,707                  (18)

        Retained earnings                                     9,468,351                9,332,176               136,175

        Accumulated other comprehensive loss                    (32,487)                 (80,660)               48,173

        Treasury stock, at cost                              (1,161,003)              (1,099,323)              (61,680)

              Total shareholders' equity                      9,167,600                9,044,950               122,650
     -------------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity              25,103,627               24,335,011               768,616
     --------------------------------------------======================-------------------------------------------------


                                 Consolidated 6

                               SEGMENT INFORMATION

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

 1.  Segment Operating Results

 (1) FY2006 first quarter (April 2005 through June 2005)

                                                                              (Amounts are rounded to the nearest million yen)
     =========================================================================================================================
                                                                                           Intersegment
                                    Automotive     Financial Services     All Other         Elimination       Consolidated
     -------------------------------------------------------------------------------------------------------------------------
      Net revenues:
      (1)  Sales to external           4,616,974             212,814           151,997                  -         4,981,785
           customers
      (2)  Intersegment                    3,667               4,650            82,415            (90,732)                -
           sales and transfers

                Total                  4,620,641             217,464           234,412            (90,732)        4,981,785
     -------------------------------------------------------------------------------------------------------------------------
      Operating expenses               4,253,750             177,705           232,953            (87,751)        4,576,657
     -------------------------------------------------------------------------------------------------------------------------
      Operating income                   366,891              39,759             1,459             (2,981)          405,128
     =========================================================================================================================


(2) FY2005 first quarter (April 2004 through June 2004)

                                                                              (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------
                                    Automotive     Financial Services     All Other        Intersegment       Consolidated
                                                                                            Elimination
     -------------------------------------------------------------------------------------------------------------------------
      Net revenues:
      (1)  Sales to external           4,196,549             175,952           137,815                  -         4,510,316
           customers
      (2)  Intersegment                    3,273               4,941            67,830            (76,044)                -
           sales and transfers

                Total                  4,199,822             180,893           205,645            (76,044)        4,510,316
     -------------------------------------------------------------------------------------------------------------------------
      Operating expenses               3,796,020             134,717           204,195            (73,236)        4,061,696
     -------------------------------------------------------------------------------------------------------------------------
      Operating income                   403,802              46,176             1,450             (2,808)          448,620
     -------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 7

   (All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

 2.  Geographic Information

 (1) FY2006 first quarter (April 2005 through June 2005)

                                                                               (Amounts are rounded to the nearest million yen)
     ===========================================================================================================================
                                                                                                    Intersegment
                                     Japan     North America    Europe       Asia         Others     Elimination  Consolidated
     ---------------------------------------------------------------------------------------------------------------------------
       Net revenues:
      (1)  Sales to external       1,747,969     1,791,770       641,724     464,659      335,663             -     4,981,785
           customers
      (2)  Intersegment            1,244,006        43,945        31,428      42,484       27,763    (1,389,626)            -
           sales and transfers
                Total              2,991,975     1,835,715       673,152     507,143      363,426    (1,389,626)    4,981,785
     ---------------------------------------------------------------------------------------------------------------------------
       Operating expenses          2,803,622     1,697,893       656,406     467,335      346,437    (1,395,036)    4,576,657
     ---------------------------------------------------------------------------------------------------------------------------
       Operating income              188,353       137,822        16,746      39,808       16,989         5,410       405,128
     ===========================================================================================================================


(2) FY2005 first quarter (April 2004 through June 2004)

                                                                               (Amounts are rounded to the nearest million yen)
     ---------------------------------------------------------------------------------------------------------------------------
                                                                                                    Intersegment
                                     Japan     North America    Europe       Asia         Others     Elimination  Consolidated
     ---------------------------------------------------------------------------------------------------------------------------
       Net revenues :
      (1)  Sales to external       1,734,164     1,586,046       555,591     376,223      258,292             -     4,510,316
           customers
      (2)  Intersegment            1,123,441        40,049        35,462      12,127       23,794    (1,234,873)            -
           sales and transfers
                Total              2,857,605     1,626,095       591,053     388,350      282,086    (1,234,873)    4,510,316
     ---------------------------------------------------------------------------------------------------------------------------
       Operating expenses          2,604,654     1,496,296       560,132     363,960      268,745    (1,232,091)    4,061,696
     ---------------------------------------------------------------------------------------------------------------------------
       Operating income              252,951       129,799        30,921      24,390       13,341        (2,782)      448,620
     ---------------------------------------------------------------------------------------------------------------------------



                                 Consolidated 8

[REFERENCE]

   (All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

   UNCONSOLIDATED STATEMENTS OF INCOME

                                                            (Million yen; amounts less than one million yen are omitted)
   ---------------------------------------------======================--------------------------------------------------
                                                 FY2006 first quarter     FY2005 first quarter            Increase
                                                 (April 2005 through       (April 2004 through           (Decrease)
                                                      June 2005)               June 2004)
   ---------------------------------------------------------------------------------------------------------------------
     Net sales                                               2,345,756                 2,224,897              120,859
     Operating income                                          143,326                   207,608              (64,282)
     Ordinary income                                           217,903                   271,726              (53,823)
     Extraordinary losses                                           --                    24,996              (24,996)
     Income before income taxes                                217,903                   246,729              (28,826)
     Income taxes - current                                     79,800                    95,100              (15,300)
     Income taxes - deferred                                   (14,647)                   (8,868)              (5,779)
     Net income                                                152,750                   160,497               (7,747)
   ---------------------------------------------======================--------------------------------------------------


   UNCONSOLIDATED BALANCE SHEETS

                                                            (Million yen; amounts less than one million yen are omitted)
   ---------------------------------------------======================--------------------------------------------------
                                                  FY2006 first quarter           FY2005                  Increase
                                                  (As of June 30,2005)   (As of March 31,2005)          (Decrease)
   ---------------------------------------------------------------------------------------------------------------------
                       Assets
     Current assets                                          3,187,261                 3,453,441             (266,180)
         Cash, deposits and trade accounts                   1,063,560                 1,149,011              (85,451)
           receivable
         Marketable securities                                 762,190                   870,735             (108,545)
         Others                                              1,361,510                 1,433,694              (72,184)
     Fixed assets                                            5,707,511                 5,617,550                89,961
      Property, plant and equipment                          1,250,985                 1,258,835               (7,850)
         Buildings, machinery and equipment                    679,500                   685,683               (6,183)
         Others                                                571,484                   573,151               (1,667)
      Investments and other assets                           4,456,526                 4,358,714                97,812
         Investments in securities                           1,871,460                 1,817,556                53,904
         Others                                              2,585,065                 2,541,158                43,907
   ---------------------------------------------------------------------------------------------------------------------
                    Total assets                             8,894,773                 9,070,991             (176,218)
   ---------------------------------------------======================--------------------------------------------------

   ---------------------------------------------======================--------------------------------------------------
                                                  FY2006 first quarter             FY2005                 Increase
                                                  (As of June 30,2005)     (As of March 31,2005)         (Decrease)
   ---------------------------------------------------------------------------------------------------------------------
                    Liabilities
     Current liabilities                                     2,030,182                 2,180,374             (150,192)
     Long-term liabilities                                     829,704                   832,806               (3,102)
                               Total liabilities             2,859,886                 3,013,181             (153,295)
               Shareholders' equity
     Common stock                                              397,049                   397,049                   --
     Capital surplus                                           416,970                   416,970                   --
     Retained earnings                                       6,115,877                 6,094,528               21,349
     Net unrealized gains on other securities                  297,192                   279,780               17,412
     Less: treasury stock                                   (1,192,203)               (1,130,519)             (61,684)
                      Total shareholders' equity             6,034,886                 6,057,810              (22,924)
   ---------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity               8,894,773                 9,070,991             (176,218)
   ---------------------------------------------======================--------------------------------------------------